BEMA GOLD CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended March 31, 2005 and 2004
(all tabular amounts are expressed in thousands of US dollars except per share and per ounce amounts)

This Management’s Discussion and Analysis has been prepared as at May 16, 2005 and contains certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Bema Gold Corporation (“the Company” or “Bema”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three months ended March 31, 2005 and the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2004.

RESULTS OF OPERATIONS
First Quarter 2004 and 2003
The Company reported a net loss of $14.8 million ($0.037 per share) on revenue of $21.5 million for the first quarter of 2005 compared to a net loss of $14.2 million ($0.040 per share) on revenue of $19.7 million for the first quarter of 2004.

Summary of Unaudited Quarterly Results:

	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gold revenue	$21,478	$26,445	$24,852	$21,150	$19,686	$26,716	$23,997	$24,567
Mine operating earnings (loss)	$(9,274)	$(11,152)	$(4,559)	$(7,782)	$(3,173)	$(1,869)	$933	$(182)
Net earnings (loss)	$(14,816)	$(44,649)	$(21,550)	$745	$(14,161)	$(21,486)	$(14,462)	$(2,706)
Net earnings (loss) per
common share - basic	$(0.037)	$(0.120)	$(0.059)	$0.002	$(0.040)	$(0.061)	$(0.044)	$(0.008)
Cash from (to) operations	$(8,904)	$(6,203)	$13,636	$(10,757)	$(4,552)	$(2,000)	$8,208	$208

The net loss in the current quarter was mainly the result of a $3.1 million loss provision applied to a portion of the carrying value of the Company’s net smelter royalty interest in the Lo Increible property in Venezuela and $4.2 million of Refugio Mine start-up costs expensed prior to the scheduled recommencement of mine operations in the second quarter of 2005. Also in the quarter, the Julietta and Petrex mine operations were both negatively impacted by lower gold grades which resulted in an overall higher operating cost per ounce of gold production.

Gold revenue
Gold revenue increased by 9% in the current quarter over the same period in 2004 mainly due to the higher gold price received as the average price realized in 2005 of $415 per ounce was 6% higher than the average price received of $393 in the first quarter of 2004. The average price realized in 2005 was below the average spot price of $424 per ounce for the quarter as a result of $495,000 in Julietta Mine hedge losses recognized in the quarter.

	First Quarter 2005			First Quarter 2004
	Gold Sold	Revenue	Avg. realized	Gold Sold	Revenue	Avg. realized
	(in ounces)		price/ ounce	(in ounces)		price/ ounce

Julietta	14,084	$5,519	$392	17,099	$6,351	$371
Petrex	37,708	15,959	$423	32,890	13,335	$405

	51,792	$21,478	$415	49,989	$19,686	$393

Operations
The Company’s total gold production in the quarter increased by 5% over the same quarter in 2004 due to improvements at the Petrex Mines.

	First Quarter 2005			First Quarter 2004
	Gold	Operating	Total	Gold	Operating	Total
	production	cash cost	cash cost	production	cash cost	cash cost
	(in ounces)	(per ounce)	(per ounce)	(in ounces)	(per ounce)	(per ounce)

Julietta	16,300	$270	$323	20,314	$184	$224
Petrex	39,043	$461	$461	32,183	$424	$424

	55,343	$405	$420	52,497	$331	$346

Julietta Mine
The Julietta Mine had a mine operating loss of approximately $1.6 million for the quarter ended March 31, 2005 compared to mine operating income of $746,000 in the quarter one year earlier. Gold production in the quarter was 21% under budget and the mine’s total cash cost per ounce was 27% over budget as a result of gold head grades that were 15% lower than budget. Also contributing to the higher operating cost per ounce in the quarter was silver production that was 25% below budget as silver head grades were also 15% below budget. Silver is considered a byproduct and as such silver revenue is credited against operating costs. Management has identified that certain reserve blocks, generally on the vein margins, have proven to be lower in tonnes and grade than anticipated. Mine equipment availability was low which caused delays in backfilling and subsequently stope availability. In order to improve productivity and equipment availability, additional supervision has been added to the underground and maintenance departments; as well, additional underground equipment ordered in the fourth quarter of 2004, has been received and is now operating.

Petrex Mines
The Petrex Mines incurred a mine operating loss of $3.1 million for the first quarter of 2005 compared to a loss of $2.7 million in the same quarter in 2004. Gold production from the Petrex Mines totalled 39,043 ounces in the quarter at a total cash cost of $461 per ounce compared to a budget of 39,358 ounces for the quarter at $427 per ounce. Actual gold production and total cash cost per ounce was 21% and 9% higher, respectively, than in the same period in 2004. Adjusting for the rand denominated gold put option gains would reduce the total cash cost to $379 per ounce in the first quarter of 2005 (Q1 2004 - $384 per ounce).

Rand denominated operating costs in the quarter were 10% over budget as the Petrex Mines processed more tonnes of ore in the quarter. Another factor contributing to the higher operating costs compared to budget was the rand exchange rate which averaged 4% stronger during the first quarter of 2005 than the Company’s budget assumption of 6.2 rand to the dollar.

As planned, the remaining ore from West Pit 1 was processed in January 2005 after which all of the open pit operations were suspended.

During the quarter, the principal underground mining contractor was replaced which affected underground production to some degree. Final changes to the management and operation of all of the shafts were implemented at the end of March. Emphasis by Petrex management will remain on improving the ore grade delivered to the mill and, as a result, increase gold production.

Refugio Mine
During the first quarter of 2005, the Company’s 50% share of costs at the Refugio Mine relating to the preparation for the re-commencement of mining operations totalled $4.2 million (Q1 2004 - $199,000). These costs included such items as the hiring and training of operations personnel, and repairs to the leach pads, ponds and recovery plant. The Refugio Mine is scheduled to recommence mine operations in the second quarter of 2005.

Depreciation and depletion
Depreciation and depletion expense increased in the first quarter of 2005 compared to 2004 mainly as a result of the 5% increase in gold production.

Other
Asset retirement obligations or mine closure liability are required to be recognized in the period in which the obligations are incurred. The amount of the liability is subject to re-measurement at each reporting period which differs from the prior practice which involved the accruing for the estimated reclamation and mine closure liability through annual charges to earnings over the estimated life of the mine. During the quarter ended March 31, 2005 and March 31, 2004, reclamation accretion expense totalled $515,000 and $433,000, respectively.

In 2004, the Company had estimated the loss from the February 2004 Julietta warehouse fire to be $4.3 million, of which $1.9 million was expected to be recovered by an insurance claim. Of the $1.9 million, $711,000 was received by the Company during the fourth quarter of 2004. During the first quarter of 2005, the estimate of the insurance claim receivable was reduced by an additional $294,000 provision based on updated information gathered by the insurance adjuster from a site visit. In the first quarter of 2004, the Company recorded a $1 million provision against the insurance claim receivable from the Julietta warehouse fire, representing the insurance deductible.

Other expenses (income)
General and administrative
In the first quarter of 2005, general and administrative expense was higher than in prior quarters, but is expected to decrease in the second quarter of 2005 and thereafter remain relatively consistent quarter to quarter reflecting the current level of costs required to maintain all of the Company’s corporate activities and production growth plans.

Interest and financing costs
Interest expense totalled $1.1 million, net of $1.3 million of interest capitalized to property, plant and equipment, compared to $1.3 million of interest expense incurred in the first quarter of 2004. Of the $1.3 million of interest capitalized in 2005, $1.1 million was capitalized to the Kupol property and $226,000 to the Refugio Mine. The main reason for the significant increase in interest expense before capitalization from the same quarter one year ago was due to the accrued interest of $1.2 million on the liability component of the $70 million of convertible notes issued in February 2004 (see Financing Activities section). In the first quarter of 2005, amortization of deferred financing costs and other financing costs totalled $407,000, of which $314,000 was capitalized to property, plant and equipment.

Interest expense in the first quarter of 2004 consisted of $577,000 relating to the Petrex project loan, $393,000 on the Julietta project loans and $370,000 for the accretion expense on the convertible notes. Amortization of deferred financing costs totalled $465,000 in the first quarter of 2004 and related mainly to the Julietta project loans.

General exploration
General exploration expense in the first quarter of 2005 totalled $269,000 (Q1 2004 - $211,000) relating to general reconnaissance activities. The Company expenses grass-roots exploration costs involved in the evaluation of a property. Exploration costs associated with properties that are acquired or are expected to be acquired are capitalized to property, plant and equipment.

Stock-based compensation
During the first quarter of 2005, the Company recorded approximately $852,000 (Q1 2004 - $628,000) of stock-based compensation expense, the majority of which related to options granted in 2004 that vested and became exercisable in the current quarter.

As at March 31, 2005, approximately $596,000 of the fair value of stock options previously granted remains to be expensed, of which the majority will be expensed in 2005.

Foreign exchange gains and losses
During the quarter, the Company recorded a net foreign exchange gain of $161,000 consisting of a foreign exchange gain of $1.1 million (mainly on the Petrex 50.7 million rand denominated working capital facility) as the rand weakened from 5.62 rand to the U.S. dollar at December 31, 2004 to 6.23 rand at March 31, 2005, offset by a foreign exchange loss of approximately $1 million on the Company’s Canadian dollar denominated cash balance as the Canadian dollar weakened slightly against the U.S dollar during the quarter.

During the quarter ended March 31, 2004, the Company recorded a foreign exchange loss of $1.1 million, the majority of which resulted from the appreciation of the South African rand relative to the U.S. dollar in the quarter. Since the Company’s rand denominated monetary liabilities exceeded its rand denominated monetary assets, the weakening U.S. dollar against the rand resulted in a foreign exchange loss on translation. During the period, the South African rand strengthened from 6.58 rand to the U.S. dollar at December 31, 2003 to 6.27 rand at March 31, 2004.

Derivative gains and losses
During the quarter ended March 31, 2005, the Company recorded an unrealized non-cash derivative loss of $1.6 million (Q1 2004 – $2.3 million unrealized gain) that was offset by a realized derivative gain of $1.7 million (Q1 2004 - $417,000). The unrealized derivative loss, from the mark-to-market adjustment required to be applied to the carrying value of the Company’s derivative instruments that did not qualify for hedge accounting, was mainly due to the weakening of the rand from quarter-end to quarter-end.

Write-down of net smelter royalty interest
During the quarter, the Company re-assessed the recoverability of the carrying value of its 1% net smelter royalty interest in the Lo Increible property in Venezuela and determined that as a result of the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property) as reported recently by Crystallex International Inc., a write-down of $3.1 million relating to the La Victoria portion of the net smelter royalty interest would be required.

Write-down of mineral property
On April 30, 2004, the Company entered into a letter agreement giving StrataGold Corporation an option to acquire a 100% interest in the Yarnell gold property in Arizona. As a result, the carrying value of the property was written-down by $8.5 million to its estimated recoverable amount in the first quarter of 2004. In the second quarter of 2004, StrataGold Corporation elected not to exercise its option to acquire the Yarnell property.

Future income tax recovery
The Company recorded a future income tax recovery of $2.2 million, mainly consisting of $1.5 million related to the issuance of flow-through common shares in the most recently completed quarter and $1.1 million related to the future income tax effects of an unrealized foreign exchange loss of one of the Company’s foreign subsidiaries.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
The Company’s accounting policies are described in Notes 1 and 2 to the annual audited Consolidated Financial Statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

- Use of estimates;
- Impairment assessment of the carrying value of property, plant and equipment;
- Asset retirement obligations;
- Future income tax assets and liabilities;
- Depreciation, depletion and amortization; and
- Valuation of derivative instruments.
- Consolidation of Variable Interest Entities

Use of estimates
The preparation of the Company’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration and related obligations.

Impairment assessment of the carrying value of property, plant and equipment
The Company reviews and evaluates the recoverability of the carrying value of property, plant and equipment and net smelter royalty interests when events and circumstances suggest impairment. Estimated future net cash flows, on an undiscounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization expected to be classified as reserves); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating capital and reclamation costs. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of the property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value.

Asset retirement obligations
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgment and estimates are made when estimating the nature and costs associated with asset retirement obligations. Cash outflows relating to the obligations are incurred over periods ranging from 5 to 15 years. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the asset retirement obligations could materially change from period to period due to changes in the underlying assumptions. In addition, the asset retirement obligation relating to the Petrex Mines in South Africa, which is based on management’s best assessment at a point in time, may change significantly as the laws governing the environment in South Africa have not been well defined.

Future tax assets and liabilities
The Company recognizes the future tax benefit related to future income tax assets and sets up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

Depreciation, depletion and amortization
The Company amortizes its mine property, plant and machinery over the estimated life-of-mine using the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. The most significant estimate that affects these accounting policies is the estimation of the reserves. The process of estimating reserves requires significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. Changes in reserve quantities, including changes resulting from gold price and exchange rate assumptions, would cause corresponding changes in amortization expense in periods subsequent to the revision, and could result in an impairment of the carrying value of the property, plant and equipment.

Valuation of derivative instruments
Derivative financial instruments that do not qualify for hedge accounting under AcG 13 are required to be marked-to-market with changes in the fair value of the derivative instruments recognized as unrealized gains or losses in the statement of operations.

The Company has derivative contracts that qualify and some that do not qualify for hedge accounting. With respect to the latter, material changes in the mark-to-market value of these derivative contracts could occur at each balance sheet date depending on changes to the spot price of gold.

Consolidation of Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA accounting guideline 15 - Consolidation of Variable Interest Entities (“ACG-15”) which required the consolidation of Variable Interest Entities (“VIEs”) by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The Company had determined that adoption of the new guideline did not have any impact on current or prior year reported results.

LIQUIDITY AND CAPITAL RESOURCES
The Company ended the quarter with $40.3 million in cash and cash equivalents compared to $87.1 million as at December 31, 2004. The Company’s working capital at March 31, 2005 was $45.6 million compared to working capital of $85.6 million at December 31, 2004. In addition, as of April 30, 2005, the Company had available $40 million of the Kupol bridge loan facility (see Financing Activities section).

Operating activities
For the most recent quarter, the Company’s cash to operating activities, before changes in non-cash working capital, was a net cash outflow of $5.7 million. This net cash outflow in the quarter was mainly attributed to the Refugio Mine start-up costs and to corporate general and administrative expenses as cash generated by the Julietta Mine and Petrex Mines during the quarter was $710,000 and $1.3 million, respectively.

For the quarter ended March 31, 2004, the Company’s operating activities, before changes in non-cash working capital, resulted in a net cash outflow of $5.5 million mainly as a result of the requirement to replenish the Julietta spare parts inventory destroyed in the warehouse fire and due to the higher stripping costs incurred in the quarter at the Petrex Mines.

Financing activities
In July 2004, a subsidiary of the Company signed an agreement for a $60 million bridge loan facility (the “Facility”) with Bayerische Hypo- und Vereinsbank AG (“HVB”) for the continued development of the Kupol project located in north-eastern Russia. During the quarter, the Company drew down an additional $4 million on the bridge loan and as at March 31, 2005, $50 million of the Facility (as at December 31, 2004 - $46 million) has been utilized. The Facility is secured against the Company’s interest in the Kupol project and by a corporate guarantee.

On April 13, 2005, the Company announced that it had signed an agreement, subject to regulatory approval, with HVB to increase the Facility from $60 million to $100 million. The intention of the Company remains to repay the Facility using a portion of the proceeds from the Kupol project construction financing which is expected to be arranged by mid-2005.

During the first quarter of 2005, the Company’s 50% owned joint venture in Chile, Compania Minera Maricunga, made capital lease repayments totalling $1.6 million (the Company’s 50% share - $818,000) in connection with the Refugio mining fleet which has been leased.

On February 25, 2004, the Company completed an offering of $70 million ($67 million of net proceeds after deferred financing costs) of senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes bear interest at 3.25% per annum payable annually. The Convertible Notes are convertible at the option of the note holder beginning on June 26, 2004 at a conversion price of $4.664 per share. The proceeds from the offering were used for the recommencement of gold mining at the Refugio Mine in Chile, the continued development of the Kupol property and for general corporate purposes.

In March 2004, the Company repaid $5.6 million of the Julietta project loans and $1.5 million of the Petrex project loan.

The following are the Company’s contractual obligations as at March 31, 2005:

Contractual obligations	Total	2005	2006	2007	2008	2009	2010+
Long-term debt (1) (3) Capital lease obligations (2) Purchase obligations Other long-term obligations	$141,763 16,948 17,484 747	$1,500 2,565 15,880 747	$5,000 3,414 1,604 -	$57,130 3,407 -	- 3,400 -	8,133 4,057 -	$70,000 105 -
Total contractual obligations	$176,942	$20,692	$10,018	$60,537	$3,400	$12,190	$70,105

(1)
The $70 million of Convertible Notes have been accounted for as debt instruments on the balance sheet, at a present value of $50.2 million, with an amount of $19.8 million recorded in equity to reflect the estimated fair value of the conversion feature.

The debt portion of $50.2 million is being accreted to its face value of $70 million over the term of the notes.

(2)
As at March 31, 2005, the Company’s 50% owned joint venture in Chile had entered into capital leases totalling $28.9 million (the Company’s share - $14.5 million) for the Refugio mining fleet. Amounts shown in the table include approximately $2.5 million of interest payable over the term of the leases. When the entire mining fleet is delivered and accepted, the total of all the capital lease agreements entered into by 50% held Compania Minera Maricunga is expected to approximate $34 million.

(3)
In the absence of a formal agreement on a revised repayment schedule for the Petrex project loan, the Company has assumed principal repayments of $5 million in 2006 and $7.1 million in 2007 in accordance with the original repayment schedule.

The Petrex rand denominated working capital loan of $8.1 million (50.7 million rand) is assumed to be repaid in 2009 which is the maximum term of the working capital loan as currently structured.

Investing activities

For the quarter ended March 31, 2005, the Company incurred approximately $21.7 million on the development and construction of the Kupol property in far-eastern Russia which included costs from the ongoing feasibility study, procurement activities for the 2005 and 2006 seasons, mobilization of fuel and supplies over the winter roads to the Kupol site and site construction activities.

The feasibility study is progressing on schedule and is expected to be completed by the end of May 2005. Procurement activities are ongoing for the current work program. The Company has also placed orders for major items to be shipped in the 2005 navigation season, including the permanent man camp, steel for the mill, mechanical shop and administration building. Construction activities in the quarter included the completion of explosive storage area, site roads and commencement of road construction to the airstrip.

In addition, $2.9 million was incurred for the procurement of supplies for the 2005 Kupol exploration program. Drilling is expected to recommence in May and will consist of approximately 45,000 metres to test the deposit to the north and to depth in the north, to test the offset of the structure southwards and to test parallel veins.

At Refugio, construction activities continued throughout the quarter. All major equipment is on site and production is estimated to begin during the second quarter of 2005. Production is expected to ramp up over a two-month period to the full production level of 40,000 tonnes per day. Total project costs are estimated at $134 million, including $34 million for the mine fleet which is being leased. Construction activities on non-critical items will continue through the Chilean winter months and are expected to be completed by the third quarter of 2005.

Included in acquisition, exploration and development in the quarter ended March 31, 2005 was approximately $1 million spent on exploration of the Monument Bay property in Manitoba, Canada and $732,000 incurred on the East Pansky platinum – palladium property located in the Kola Peninsula of western Russia.

During the quarter ended March 31, 2004, the Company incurred approximately $10.2 million of expenditures on the Kupol property in far-eastern Russia relating to the procurement and shipment of supplies for the 2004 exploration and development program. Included in acquisition, exploration and development in the 2004 quarter was $1.2 million spent on the Monument Bay property and approximately $400,000 on the East Pansky property.

	First Quarter
Capital expenditures	2005	2004

Kupol development	$21,693	$6,273
Kupol exploration	$2,920	$3,967
Refugio construction	$9,158	$737
Julietta Mine	$1,269	$228
Julietta exploration	$1,515	$734
Petrex Mines	$1,421	$1,718
Petrex exploration	$362	$420
Acquisition, exploration and development	$2,092	$1,997

Cerro Casale project (24% interest)
In September 2004, Placer Dome Inc. (“Placer”) issued a certificate (Certificate B) under the shareholders’ agreement indicating that it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders’ agreement. In parallel, Placer has stated that they continue to advance discussions on key commercial contracts and long-term marketing off-take arrangements. Compania Minera Casale, the Chilean joint venture company that owns the Aldebaran / Cerro Casale deposit which is owned indirectly by Placer (51%), Bema (24%) and Arizona Star Resource Corp. (“Arizona Star”) (25%), is examining a range of financing options to identify terms and conditions that would produce an acceptable financing structure and enable a decision on project development. Under the terms of the shareholders’ agreement, Placer has 15 months, presently ending December 28, 2005, to arrange such financing. Should financing under the terms of the shareholders’ agreement be available on reasonable commercial terms, but Placer elects to no longer seek such financing, then by the terms of the shareholders’ agreement its 51% interest will be transferred to Bema and Arizona Star, resulting in Bema owing 49% and Arizona Star 51% of Cerro Casale.

Bid for shares of Arizona Star
On May 5, 2005, the Company decided not to proceed with an offer to purchase shares of Arizona Star previously announced on December 5, 2004. In addition, the Company has elected not to renew its management contract with Arizona Star and the Company’s last representative on the Arizona Star Board of Directors has resigned effective immediately.

Bema reached these decisions due to current market conditions and the Company’s desire to focus on its priority growth projects, the Kupol project and the Refugio Mine. Furthermore, the Company has concerns about being a non-controlling shareholder of Arizona Star, given the make-up and recent actions of the new Board and management.

Gold forward and option contracts
The Company reduced the number of outstanding gold forward and contingent forward sales contracts by 21,750 ounces in the first quarter of 2005. The Company intends to satisfy the outstanding Julietta Mine forward sales contracts by delivering into these contracts on the designated maturity dates out to the end of 2006.

The Company has entered into gold forward and / or silver option contracts, maturing in the following years, to protect against a decline in future metal prices. The following is a summary of the Company’s outstanding gold and silver derivative contracts at March 31, 2005:

	2005	2006		2007		2008-2012

Gold
Forward contracts (ounces)	30,050	43,350
Average price per ounce	$350	$319	$		$

Dollar denominated -
Put options purchased
$290 strike price (ounces)	19,686	23,790		21,34		38,64
$390 to $422 strike price (ounces)	39,000	68,000		68,00		38,50

Rand (“ZAR”) denominated –
Put options purchased (ounces)	68,403	–
Average price per ounce (ZAR)	3,100	–
Average price per ounce (U.S.) *	$497	$–	$		$

Call options sold (ounces)	51,000	57,750		59,00		35,25
Average price per ounce	$466	$462	$		$

Contingent forwards (maximum)
$320 strike price (ounces)	5,000	–
$350 strike price (ounces)	26,250	36,000		36,00		132,000

Silver
Forward contracts (ounces)	200,000	–
Average price per ounce	$6.27	$–	$		$

Put options purchased (ounces)	450,000	600,000
Average price per ounce	$6.34	$6.34	$		$

Call options sold (ounces)	450,000	600,000
Average price per ounce	$7.65	$7.65	$		$

* Based on an exchange rate of 6.2342 rand to one U.S. dollar, being the closing rate at March 31, 2005.

The rand denominated put options, as shown in the table above, provide the Company with some protection against a strengthening South African rand without limiting the Company’s leverage to a rising gold price or a declining rand. For example, at a conversion rate of 6.2342 rand to one U.S. dollar, the Company will receive $497 per ounce of gold on its rand denominated put options in 2005.

The Company’s entire committed gold contracts represent approximately 3% of the Company’s estimated reserves and measured and indicated resources and approximately 2.4% if inferred resources are included.

The mark-to-market value of the Company’s off-balance sheet derivative contracts as at March 31, 2005 was approximately negative $2.3 million.

OUTLOOK
During the remainder of 2005, Bema expects to achieve several milestones towards its goal of becoming a one million ounce per year gold producer. The Refugio Mine has commenced early stage commissioning and is scheduled to achieve full production in the third quarter of this year. At Kupol, the 2005 development program and the 2005 exploration program have both commenced. A bankable feasibility study for Kupol is scheduled to be published by the end of May and Bema expects to arrange the financing for the project by the third quarter of 2005. Finally, Placer is required to arrange financing for Cerro Casale by the end of the year. With all of these developments scheduled for the next three quarters, Bema remains one of the most active growth oriented companies in the gold mining sector.

Outstanding Share Data
As at May 16, 2005, there were 400,670,569 common shares outstanding. In addition, there were outstanding 16,252,708 director and employee stock options with exercise prices ranging from Cdn.$0.31 to Cdn.$5.39 per share, 25,286,650 share purchase warrants exercisable at prices ranging from Cdn.$1.40 to Cdn.$1.90 per share and expiring in October 2007 and 500,000 share purchase warrants exercisable at U.S.$2.80 per share and expiring on April 28, 2010 in connection with the increase in the HVB bridge loan facility. Convertible Notes due in 2011 are convertible into 15,008,576 common shares of the Company.

Non- GAAP Measures
Cash cost per ounce data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

	First Quarter
	2005	2004

Operating costs per financial statements	$21,703	$17,669
Inventory sales adjustment	1,551	499
Cash production costs	$23,254	$18,168

Gold production (in ounces)	55,343	52,497

Total cash cost per ounce of gold production	$420	$346

Total cash cost per ounce data are calculated in accordance with the Gold Institute Production Cost Standard. Cash cost per ounce is derived from amounts included in the Statements of Operations and include mine site operating costs such as mining, processing, administration, smelting, refining, transportation costs, royalties and production taxes less silver by-product credits.